Exhibit 9.01 (b)(i)

BOVIE MEDICAL CORPORATION ACQUIRES TECHNOLOGY, PATENTS AND ASSETS FROM BOSTON SCIENTIFIC FOR RF RESECTION DEVICE

NEW GROWTH OPPORTUNITY EMERGES

Melville, New York, May 1, 2008 - Bovie Medical Corporation (the “Company”) (Amex: BVX), a manufacturer and marketer of electrosurgical products, today announced it has signed an agreement with Boston Scientific Corporation (NYSE: BSX) to acquire technology, patents, and assets related to the use of conductive sintered steel as an electrode for radio frequency (RF) cutting and coagulation, intended to lower blood loss, quicken procedure times and provide cost savings for hospitals. Potential fields of therapy for the technology acquired include liver, pancreatic and kidney tumor therapies along with orthopedic and blood vessel sealing. The process involves delivery of RF current and sterile saline for resection, hemostatic sealing and coagulation in open and laparoscopic surgery. The worldwide market size for the liver and orthopedic market is expected to total $500 million in 2009.

This agreement replaces a previously signed distribution and marketing agreement between the Companies for the technology’s use in Boston Scientifics’ oncology business. The original development and manufacturing agreement signed in 2007 required Bovie to develop and manufacture certain products using Boston Scientifics’ intellectual property. Bovie intends to finalize the development and commercialization of the technology. As part of the agreement, Bovie granted a license to Boston Scientific limited until 2016 to uses outside of those fields listed above.

Andrew Makrides, president of Bovie Medical Corporation commented, “This agreement further enhances Bovie’s intellectual property portfolio, while creating new significant market opportunities for the Company. Adding strength to Bovie’s new product line, Mr. Bob Rioux, who was at the forefront of the Boston Scientific tissue resection program, is joining Bovie as Vice President of Advanced Resection Technologies. Mr. Rioux’s combination of technical and marketing skills makes him ideally suited to commercialize these new products.”

Mr. Makrides concluded, “With the expected launch of the MEG line in Europe, management’s goal of transforming Bovie into a leading technology medical device company has commenced. While these initiatives may, in the short term, impact our bottom line, management believes we are building a solid foundation for increasing shareholder value.”

This document may contain some forward looking statements, particularly regarding operational prospects in 2008 and beyond, which involve a number of risks and uncertainties that could cause actual results to differ materially. These risks are listed from time to time in the Company’s SEC filings. www.boviemedical.com

Contact Information for Investor Relations:
John Aneralla
Buttonwood Advisory Group, Inc.
(800) 940-9087